Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 21, 2014

Fantex, Inc.

On February 14, 2014 an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by Sony Online Entertainment (the “Broadcast”). The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast contains certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, host Sal Licata questions, “you can buy stock in Vernon Davis is this correct?” Mr. Licata also refers to “investing in Vernon Davis [or] his football career,” and states that, “everybody has to invest in one guy.”  In addition, Mr. French refers to “[investing] in Vernon Davis or XYZ player.”  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Broadcast, Mr. French refers to, “the stock that we’re offering at Fantex.com,” and “the security we’re offering today,” states that, “[Fantex, Inc.] has registered a security with the SEC to sell stock to the general public,” that, “we’re offering initial public shares,” and that “you know it’s actually—people can do it now, it’s open.”  In addition, Mr. Licata questions, “So you buy the stock at, you know, say you buy fifteen shares, whatever it may be, ten bucks a share. And you just have that sitting there and it fluctuates up and down, and it’s kinda the regular way you would play the stock market?” The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

•                  During the Broadcast, Mr. Licata characterizes the Offering as, “kinda like gambling, but I guess legal gambling or a different way of fantasy football, or playing fantasy sports.” The Company does not agree with this characterization. The Fantex Series Vernon Davis tracking stock is a security being offered pursuant to a registration statement on Form S-1 filed with the Securities and Exchange Commission and under separate state securities laws. A share of Fantex Series Vernon Davis represents an ownership interest in the Company and the tracking stock is intended to track and reflect the separate economic performance of a brand contract between Mr. Davis and the Company.

•                  During the Broadcast, Mr. French states, “the security is linked to the underlying cash flow, in this case, of Vernon Davis’ brand. You know that is his current and future NFL contracts, endorsements, appearance fees, and his post career, you know, should he become a broadcaster,” and “[a potential investor] would just invest in the Vernon Davis brand and his football and his post career are encapsulated in a security.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company intends to finance the purchase price through the Offering of 421,100 shares of Fantex Series Vernon.

•                  During the Broadcast, Mr. French states, “future [Fantex, Inc. tracking stocks] are individually—individual tracking stocks, so they’re linked specifically to the contract that we sign with the athletes. So the investor does get to choose which brand, ultimately in the future they want to invest in.” Mr. French also states, “when we have another player on the platform, another brand on the platform I should say, then you could choose between do I want to invest in Vernon Davis or XYZ player. So you get to pick the brand and invest in that specific brand and that brand will include their playing and their post career in general.” The Company intends to enter into additional brand contracts in the future with other individuals with the potential to generate significant brand income. As of January 17, 2014 the Company has no current commitments to enter into another brand contract other than the Brand Contract with Vernon Davis and the brand contract with Arian Foster, effective February 28, 2013, as amended.

•                  During the Broadcast, Mr. French states, “the process were in right now is, which is new in general to the general public, you know we’re offering initial public shares, so normally those would only go to institutional investors.” It was Mr. French’s intention to promote the fact that the Offering of Fantex Series Vernon Davis is unlike a traditional initial public offering in that it is open to retail investors. Potential investors 18 years or older with a physical address in the U.S. or its territories are welcome to participate in the Offering, subject to additional investment restrictions that may apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement. Residents of any state in which registration and other legal requirements have not been fulfilled are not eligible to participate in the Offering of Fantex Series Vernon Davis.

•                  During the Broadcast, Mr. French states, “Once all the shares are reserved, close the transaction and then the shares will be released to the investors, and then they can trade on Fantex.com. So, someone who didn’t get in on the IPO who might want to buy some shares of Vernon Davis then starts asking people who bought them, whether they’ll sell them or not. And all that happens on Fantex.com. And that will determine whether the price [goes up or down]”  In addition, Mr. Licata states, “so if people don’t get in on the initial and so then you have to go on there and maybe you could up the price.” The Offering is being conducted on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of Fantex Series Vernon Davis, the Offering may be cancelled and no shares of Fantex Series Vernon Davis would be sold to the public. Once the Registration Statement is effective, FBS will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, financial condition, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,” “might,” “will,” “would,” “should,” “could,” “help,” “help build,” “grow” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Sony Online Entertainment Broadcast with Sal Licata

MEDIA:                                                Online Radio

STATION:                                  Sony Online Entertainment

MARKET:                                  N/A

SHOW:                                                    SoE NOw

SUBJECT:                                 Fantex, Buck French

Sal Licata, Host:

Alright, Buck French joining us right now. Buck is the CEO of Fantex and, you know Buck I watched an interview that you did the other day from someone who—I don’t know when you did it as a matter of fact, but I just watched it with some guy from Chicago and it’s interesting takes. You know, Fantex, you’re gonna have to explain it obviously to me and to anybody who is listening to us here, what exactly it is. But I guess your first client will be Vernon Davis, and pretty much to sum it up; you can buy stock in Vernon Davis is this correct?

French:

Yeah, so we’ve registered a security with the SEC to sell stock to the general public. And the stock that we’re offering at Fantex.com is linked to the brand of Pro Bowl tight end Vernon Davis of the San Francisco 49ers.

Licata:

Okay, so let me ask you this, I guess the natural question’s gonna be do you think that you guys are gonna be able to have more—because, you know, if you’re a sports fan, it’s kinda like gambling, but I guess legal gambling or a different way of fantasy football, or playing fantasy sports where you get to invest money in a player that you think will increase his worth, I guess not only on the field, but off the field as well.

French:

Yeah, no, correct. The security is linked to the underlying cash flow, in this case, of Vernon Davis’ brand. You know that is his current and future NFL contracts, endorsements, appearance fees, and his post career, you know, should he become a broadcaster. And our goal is absolutely to have other athlete brands, and one day entertainers on the platform.

Licata:

Yeah because I think it would be fun, just from a fan’s perspective, I mean I would love to invest in that because I believe, you know, I believe in my opinion of sports players and whoever it may be, like you said thinking that certain people will pan, certain people won’t pan out. And I think it’s fun to be able to put your money where your mouth is and actually invest in something for the sports fan that may not know anything about, you know, other stocks, like I don’t—I mean I know nothing about that stuff but sports is my thing. I would think there’s gotta be a huge, huge thing in the sports world Buck?

French:

Yeah, no, I think that absolutely, that individuals who follow sports and also finance or just sports would have an interest to learn more. You know and obviously they can got to Fantex.com and learn more about Vernon Davis and his brand and what the opportunity is and obviously what the risks are as well.

Licata:

Well, right, so when you, when you, I mean when you just have one guy doesn’t that make it a little more difficult because it’s not really, I mean everybody has to invest in one guy. But if you had other, other clients, how does that work, it’s just based on each individual or it’s all on just one thing, how does that work with Fantex?

French:

Yeah so the security that we’re offering today is Vernon Davis security, as well as the future securities are individually—individual tracking stocks, so they’re linked specifically to the contract that we sign with the athletes. So the investor does get to choose which brand, ultimately in the future they want to invest in.

Licata:

So if I say I want to invest in Vernon Davis, his football career or I could say, you know I think he’s gonna be a big time broadcaster, he’ll be on the set of Fox or whatever it may be, I could invest in that separately?

French:

No, no, you would just invest in the Vernon Davis brand and his football and his post career are encapsulated in a security. You know, when we have another player on the platform, another brand on the platform I should say, then you could choose between do I want to invest in Vernon Davis or XYZ player. So you get to pick the brand and invest in that specific brand and that brand will include their playing and their post career in general.

Licata:

How have the players—I mean I’m sure you’ve spoken to a ton of players already, Vernon Davis is the only one that you’ve got, but I’m sure you’re speaking to, have spoken to—how are the players receiving this? What’s their thoughts on this?

French:

Yeah, no, we found a great deal of interest out there in the general sports world, which includes players across different sports, not just the NFL. You know we look forward to, in the future, announcing new brands joining the platform.

Licata:

And how about the league itself? Have you had any issues with the NFL or any other league for that matter?

French:

Nope, no issues, no one’s contacted me and said they had an issue. We’ve spent time with the Player’s Associations of the major leagues and they’ve been very supportive. And you know, I mean, everyone’s—we’re just plugging along and making sure that investors have an opportunity to review what we’re doing and go to Fantex.com and find all the information there and make a decision whether they want to reserve shares. You know it’s actually—people can do it now, it’s open and what better Valentine’s Day present right, then a few shares for—reserving a few shares for Vernon Davis’ brand?

Licata:

Yeah, I mean I love the idea. Fantex.com it’s F-A-N-T-E-X dot com. And what are they, ten dollars a share for Vernon Davis?

French:

Exactly, ten dollars a share.

Licata:

You know I love the idea. The problem is I don’t—I mean, you know, you like have a bunch of players to choose from. There are certain guys that you, you know, you believe in, you love, whatever, you want to root for and you do all that. So and Vernon Davis certainly a great player, good way to start, terrific player, and you know, maybe a developing broadcaster, he was throwing out some questions at the Super Bowl to Roger Goodell himself as a matter of fact. So…

French:

Yep.

Licata:

Not a bad start for you there Buck, getting Vernon Davis. But I think it’s really, really gonna start to take off once you start getting multiple guys to buy in. how about Vernon Davis being the—why him for the first one? Was that just a mutual decision? You just happened to love Vernon both off the field, on the field? Why Vernon Davis?

French:

So, you hit the nail on the head. I mean he’s a multi-dimensional brand. You know not only is he a Pro Bowl player—Pro Bowl caliber player, but he’s also articulate and personable and actually has the potential for a post career in broadcasting, and so that really attracted to us. And Vernon was attracted to us because he saw us as an opportunity to help build his brand. He saw this as a way in which to create advocates out in the marketplace that, you know, had a financial interest that was linked to his brand and ultimately they would perhaps lend them to help advocate for the brand.

Licata:

Boy, I mean this really is a fascinating thing Buck. I give you a ton of credit for coming up with it. It’s a uh, it’s a tremendous idea. I think most sports fans will love it. Give me a little of insight into the financing of it again, I know nothing about that. Sports we could break down all day long, financing though, not much about it.

French:

Right.

Licata:

So you buy the stock at, you know, say you buy fifteen shares, whatever it may be, ten bucks a share. And you just have that sitting there and it fluctuates up and down, and it’s kinda the regular way you would play the stock market?

French:

So pretty much. I mean the process were in right now is, which is new in general to the general public, you know we’re offering initial public shares, so normally those would only go to institutional investors under the normal kind of way a company goes public. We’re geared our system purely for the general public to come to Fantex.com and have an opportunity to reserve shares. Once all the shares are reserve, close the transaction and then the shares will be released to the investors, and then they can trade on Fantex.com. so someone who didn’t get in on the IPO who might want to buy some shares of Vernon Davis then starts asking people who bought them, whether they’ll sell them or not. And all that happens on Fantex.com. And that will determine whether the price…

Licata:

Fascinating stuff.

French:

…whether the price goes up or down.

Licata:

Ah, that is fascinating. Okay, so if people don’t get in on the initial and so then you have to go on there and maybe you could up the price, whatever it may be, supply and demand, it’s pretty much simple stuff there. But interesting, very interesting stuff. Fantex.com is the website, Buck French the CEO. Buck tremendous idea, good luck with it today, you know, making it go public, and good luck in the future getting more athletes to participate in this. I think it could be a fun thing for sports fans and of course for you guys moving forward.

French:

Great we appreciate it Sal, thank you.

Licata:

Okay, Buck French, good job right there. It is fascinating.

Unidentified Male #2:

Thank you Buck, great job.

French:

Great. Thanks a lot.

* * * * *